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                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         FORM 13F

                   FORM 13F COVER PAGE
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Report for the Calendar Year or Quarter Ended: December 31, 2012
Check here if Amendment |X|; Amendment Number:
This Amendment (Check only one.): |X| is a restatement.
                                  |_| adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Tamarack Capital Management, LLC
Address: 2333 State Street, Suite 102
         Carlsbad, CA 92008

13F File Number: 028-15086

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Justin J. Ferayorni
Title: Managing Member
Phone: (760) 429-7252

Signature, Place, and Date of Signing:

/s/ Justin J. Ferayorni   Carlsbad, CA   Date January 16, 2013

Report Type (Check only one.):

|X| 13F HOLDINGS REPORT.

|_| 13F NOTICE.

|_| 13F COMBINATION REPORT.

List of Other Managers Reporting for this Manager:
NONE

I AM SIGNING THIS REPORT AS REQUIRED BY THE SECURITIES EXCHANGE ACT OF 1934.

<PAGE>

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 25

Form 13F Information Table Value Total: $224,323 (thousands)

List of Other Included Managers:

 No. 13F File Number   Name

NONE

<PAGE>

<TABLE>
<CAPTION>

FORM 13F INFORMATION TABLE

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY Sole	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
ALKERMES PLC	COMM	G01767105	4630	250000	SH		Sole		250,000		
ATRICURE INC	COMM	04963C209	5106	740000	SH		Sole		740,000		
BRUKER BIOSCIENCES CORP	COMM	116794108	5714	375000	SH		Sole		375,000		
CAREFUSION CORP	COMM	14170T101	10003	350000	SH		Sole		350,000		
COMPUTER PROGRAMS & SYSTEMS	COMM	205306103	5789	115000	SH		Sole		115,000		
COVIDIEN PLC	COMM	G2554F113	7506	130000	SH		Sole		130,000		
DEXCOM INC	COMM	252131107	9173	675000	SH		Sole		675,000		
EXPRESS SCRIPTS HOLDING COMPANY	COMM	30219G108	2160	40000	SH		Sole		40,000		
FLUIDIGM CORP	COMM	34385P108	3902	272700	SH		Sole		272,700		
GREATBATCH INC	COMM	39153L106	10690	460000	SH		Sole		460,000		
HAEMONETICS CORP/MASS	COMM	405024100	13314	326000	SH		Sole		326,000		
HOLOGIC INC	COMM	436440101	15008	750000	SH		Sole		750,000		
JOHNSON & JOHNSON	COMM	478160104	18577	265000	SH		Sole		265,000		
LIFE TECHNOLOGIES CORPORATION	COMM	53217V109	10002	204000	SH		Sole		204,000		
MCKESSON CORP	COMM	58155Q103	6496	67000	SH		Sole		67,000		
MEDASSETS INC	COMM	584045108	6960	415000	SH		Sole		415,000		
PACIRA PHARMACEUTICALS INC	COMM	695127100	6551	375000	SH		Sole		375,000		
RTI BIOLOGICS INC	COMM	74975N105	8049	1885000	SH		Sole		1,885,000		
SOLTA MED INC	COMM	83438K103	5073	1900000	SH		Sole		1,900,000		
SPDR S&P 500 ETF TRUST	COMM	78462F103	42723	300000	SH	PUT	Sole		300,000		
SPECTRANETICS CORP	COMM	84760C107	5545	375400	SH		Sole		375,400		
STRYKER CORP	COMM	863667101	5482	100000	SH		Sole		100,000		
TEVA PHARMACEUTICAL-SP ADR	ADRS	881624209	7468	200000	SH		Sole		200,000		
VOCERA COMMUNICATIONS INC	COMM	92857F107	1318	52526	SH		Sole		52,526		
VOLCANO CORP	COMM	928645100	7083	300000	SH		Sole		300,000		

</TABLE>